Volaris Reports July 2023 Traffic Results:

10% YoY Demand Growth with an 88% Load Factor

Mexico City, Mexico, August 2, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its July 2023 preliminary traffic results.

In July 2023, Volaris’ capacity (measured in ASMs) increased by 5.9% year-over-year, while demand (measured in RPMs) increased by 9.8%; the result was a load factor increase of 3.1 pp YoY to 87.8%. Volaris transported 3.1 million passengers during the month, an 8.1% increase compared to July 2022. Demand in the Mexican domestic and international markets increased by 3.8% and 24.2%, respectively.

Enrique Beltranena, Volaris’ President and CEO remarked: “July has proven to be a robust month for Volaris. The thoughtful adjustments made to our capacity during the Summer have yielded favorable results. We are pleased to observe improvements in our top-line metrics, particularly evident in the year-on-year comparison of load factors. Additionally, more than 3 million passengers opted for Volaris for their travel requirements in July. Looking ahead, our current booking trends indicate a sustained strength for the quarter in both domestic and international markets.”

	July 2023	July 2022	Variance	YTD July 2023	YTD July 2022	Variance
RPMs (million, scheduled & charter)
Domestic	2,070	1,995	3.8%	13,259	12,079	9.8%
International	1,026	826	24.2%	6,251	4,625	35.2%
Total	3,095	2,820	9.8%	19,510	16,704	16.8%
ASMs (million, scheduled & charter)
Domestic	2,350	2,318	1.4%	15,500	13,844	12.0%
International	1,176	1,012	16.3%	7,387	5,907	25.1%
Total	3,526	3,329	5.9%	22,888	19,751	15.9%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	88.1%	86.1%	2.0 pp	85.5%	87.2%	(1.7) pp
International	87.2%	81.6%	5.6 pp	84.6%	78.3%	6.3 pp
Total	87.8%	84.7%	3.1 pp	85.2%	84.6%	0.7 pp
Passengers (thousand, scheduled & charter)
Domestic	2,354	2,258	4.3%	15,312	14,012	9.3%
International	707	574	23.3%	4,309	3,271	31.7%
Total	3,061	2,832	8.1%	19,620	17,283	13.5%

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats flown by passengers multiplied by the number of miles the seats are flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles the seats are flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 245 and its fleet from 4 to 124 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com